                                                                  EXHIBIT 13(ii)
                                                                  --------------

Draft of FUSB's Annual Report to Shareholders for the year ended June 30, 1995

                  FIRST UNITED SAVINGS BANK AND SUBSIDIARIES

                     SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                         AT JUNE 30,
                                                           ------------------------------------------------------------------------
                                                               1995           1994           1993           1992           1991
                                                           ------------   ------------   ------------   ------------   ------------
SUMMARY OF FINANCIAL CONDITION:
Cash                                                       $    878,992   $    756,129   $    923,290   $  1,014,706   $  1,001,531
Interest-bearing deposits                                     5,614,245      5,161,337      5,474,824      2,397,691      4,580,437
Investment and mortgage-backed securities                     4,252,373      6,196,225      7,697,341     10,861,800     14,657,224
Loans receivable, net                                       121,593,615    110,900,334    111,765,436    102,010,050    102,621,053
Direct investment in real estate                                900,000      1,677,944      3,806,687      4,630,607      5,780,362
Other assets (1)                                              8,800,485      9,011,667      8,922,439      9,145,992      9,034,743
                                                           ------------   ------------   ------------   ------------   ------------
  Total assets                                              142,039,710    133,703,636    138,590,017    130,060,846    137,675,350
Deposits                                                    112,343,290    113,248,577    116,902,114    116,090,522    121,798,106
FHLB advances                                                19,000,000      9,000,000      9,100,000      2,000,000      4,300,000
Other liabilities (2)                                         1,455,906      1,613,160      1,615,435      1,447,127      1,090,909
                                                           ------------   ------------   ------------   ------------   ------------
  Total liabilities                                         132,799,196    123,861,737    127,617,549    119,537,649    127,189,015
                                                           ------------   ------------   ------------   ------------   ------------
Net worth                                                  $  9,240,514   $  9,841,899   $ 10,972,468   $ 10,523,197   $ 10,486,335
                                                           ============   ============   ============   ============   ============
Book value per share                                       $      16.93   $      18.15         $20.23   $      19.52   $      19.46

                                                                                      YEAR ENDED JUNE 30
                                                           ------------------------------------------------------------------------
                                                               1995           1994           1993           1992           1991
                                                           ------------   ------------   ------------   ------------   ------------
SUMMARY OF OPERATIONS:
Total interest income                                      $  9,537,512   $  8,686,589   $  9,219,921   $ 10,821,579   $ 12,337,901
Total interest expense                                        5,858,417      5,414,275      6,175,994      7,784,664      9,129,001
                                                           ------------   ------------   ------------   ------------   ------------
Net interest income                                           3,679,095      3,272,314      3,043,927      3,036,915      3,208,900
Provision for loan losses                                       745,774        121,614         89,674        127,391         57,313
                                                           ------------   ------------   ------------   ------------   ------------
Net interest income after provision for loan losses           2,933,321      3,150,700      2,954,253      2,909,524      3,151,587
Loan origination and other fees                                 212,230        191,514        181,485        186,409        207,028
(Loss) on sale of investments                                   (35,733)       (68,975)      (100,780)       (35,697)       (32,137)
Other income                                                    427,171        477,115        501,833        560,143        329,456
Other expense (3)                                             4,476,285      5,408,571      2,824,628      3,476,139      3,031,596
                                                           ------------   ------------   ------------   ------------   ------------
Income (loss) before federal income taxes and
  cumulative effect of change in accounting principle          (927,048)    (1,658,217)       712,163        144,240        624,338
Income tax expense (credit)                                    (277,000)      (657,800)       228,500        (14,000)       243,000
                                                           ------------   ------------   ------------   ------------   ------------
Income (loss) before cumulative effect of change in
  accounting principle                                         (650,048)    (1,000,417)       483,663        158,240        381,338
Cumulative effect of change in accounting principle                  --             --             --         30,400             --
                                                           ------------   ------------   ------------   ------------   ------------
Net income (loss)                                          $   (650,048)  $ (1,000,417)  $    483,663   $    188,640   $    381,338
                                                           ============   ============   ============   ============   ============
Earnings (loss) per share                                  $      (1.15)  $      (1.84)  $        .90   $        .35   $        .71
Cash dividends declared per share                          $         --   $        .24   $        .20   $        .40   $        .60

OTHER DATA:
Earning assets to interest bearing liabilities                     1.02           1.01            .99            .98            .97
Interest rate spread during period                                 2.61%          2.59%          2.49%          2.49%          2.50%
Net yield on interest-earning assets (4)                           2.92%          2.68%          2.52%          2.47%          2.61%
Dividend payout ratio (5)                                           NM             NM              22%           114%            85%
Number of full service facilities                                     3              3              3              3              3

NM - Not meaningful.
1 Includes stock in FHLB of Indianapolis, real estate owned, premises and equipment, accrued investment interest receivable, goodwill and miscellaneous other assets.
2 Includes advance payments by borrowers for taxes and insurance and miscellaneous other liabilities.
3 Includes charges for declines in net realizable value of direct investments in real estate and investment securities of $200,000, $2,463,000 and $625,000 in fiscal 1995, 1994 and 1992, respectively.
4 Net interest income divided by weighted average interest-earning assets.
5 Dividends declared per share divided by net income per share.

                           First United Savings Bank

                      Management Discussion and Analysis


GENERAL

The principal business of First United Savings Bank, f.s.b. ("First United" or the "Bank") has always been to accept deposits from the general public and invest those deposits, together with funds from earnings and borrowings, primarily in first mortgage loans secured by one-to-four family residential properties and, to a lesser extent, in multi-family residential and consumer loans. In the fiscal year ended June 30, 1995, specific steps were taken to ensure that business will be carried out in the best interests of the Bank's customers and shareholders.

Effective September 29, 1994, First United entered into an Agreement of Affiliation and Merger (as amended and restated, the "Agreement") with Old National Bancorp ("Old National"), pursuant to which a federally chartered interim savings bank and wholly-owned subsidiary of Old National will be merged with and into First United (the "Merger"). Immediately prior to the Merger, the assets and liabilities associated with First United's Greencastle and Danville, Indiana operations, and shares of its insurance subsidiary, will be transferred to a commercial bank subsidiary of Old National. Following the Merger, First United's Bloomington operation will operate as a wholly-owned thrift subsidiary of Old National and its Greencastle and Danville operations will be conducted as part of First Citizens Bank and Trust Company. In connection with the Merger, each issued and outstanding share of First United common stock will be converted into the right to receive .8925 shares of Old National common stock, subject to adjustments more particularly described in the Agreement. It is expected that the Merger will be consummated by the end of 1995.

In the second quarter of fiscal 1995, First United recorded merger charges of approximately $1,286,000 on a pre-tax basis. These charges included an additional $500,000 loan loss provision to conform to Old National's loan loss provisioning policies, a $321,000 liability for professional fees relating to the pending merger, a reduction in a lease intangible asset value by $131,000, a liability of $105,000 for anticipated costs to terminate a data processing contract, and an additional provision of $200,000 relating to the Bank's investment in the Shorewalk at Geist condominium project. These charges do not violate any provision of the Agreement.

Since the Bank acquired Fountain Federal Savings Bank, Bloomington, Indiana, in 1988, a great deal of time and energy was devoted to the development and sale of the Shorewalk condominium project in Indianapolis acquired in the merger. At the end of fiscal 1994, the Bank decided not to develop the final phase of the Shorewalk project, reduced its basis in Shorewalk, and placed the land on the market for sale in undeveloped form. At June 30, 1995, the Bank sold Shorewalk on contract to an independent third party for a purchase price of $900,000. The contract requires payment, in advance, on a lot by lot basis as the purchaser commences development of each lot. In connection with the sale, the Bank recorded additional charges of $270,000 to reduce the Bank's basis to the sales price.

As a result of the various charges described above, the Bank incurred a net loss for fiscal 1995 of $650,000, or $1.15 per share, as compared to a net loss for in the prior year of $1,000,000, or $1.84 per share. Net interest income before provision for loan losses and, therefore, before any merger related or Shorewalk adjustments, was $3,679,000 compared to $3,272,000 in the prior year.

ASSET/LIABILITY MANAGEMENT

First United's exposure to interest rate risk is due to the differences in maturities and volatility of rate-sensitive assets and rate-sensitive liabilities. The term "rate sensitivity" refers to those assets and liabilities which are "sensitive" to fluctuations in rates and yields. Savings institutions have historically operated in a mismatched position with interest-sensitive liabilities greatly exceeding interest-sensitive assets. In periods of rising interest rates, an institution in this position would almost certainly experience lower earnings as interest-sensitive liabilities (deposits and other borrowings) would reprice upward at a more rapid rate than interest-sensitive assets (loans and investments). First United has attempted to improve its matching of rate-sensitive assets and rate-sensitive liabilities by promoting adjustable rate mortgages, selling all currently originated fixed rate long term mortgage loans and promoting certificates of deposit with maturities of three years or longer. The following table shows the Bank's projected interest sensitivity gap based on loan repayment and deposit decay rates used by the Federal Home Loan Bank of Indianapolis and based on information reported to the Office of Thrift Supervision ("OTS") in the June 30, 1995 "Maturity and Rate Schedule CMR".

                                                                    MORE         MORE
                                                 6                  THAN         THAN
                                   6 MONTHS   MONTHS               3 YEARS     5 YEARS      MORE
                                    OR LESS   THROUGH     1-3      THROUGH     THROUGH      THAN
                                              1 YEAR     YEARS     5 YEARS     10 YEARS   10 YEARS    TOTAL
                                 ---------------------------------------------------------------------------
                                                               (In Thousands)
Rate-sensitive assets:
Balloon and
   adjustable-rate
   mortgage loans                  $ 16,377   $48,560   $34,701      $   --     $    --     $   --  $ 99,638
Fixed-rate mortgage loans               951       780     3,022       3,101       9,890      5,565    23,309

Other loans                             437       809     1,953         453          --         --     3,652
Cash and investment
   securities                         8,710       292       369         202         810        363    10,746
                                   --------   -------   -------      ------     -------     ------  --------
                                     26,475    50,441    40,045       3,756      10,700      5,928   137,345

Rate-sensitive liabilities:
   Deposits (1)                      38,163    17,930    26,721       3,390       1,454         --    87,658
   Borrowings                        19,000        --        --          --          --         --    19,000
                                   --------   -------   -------      ------     -------     ------  --------
                                     57,163    17,930    26,721       3,390       1,454         --   106,658
                                   --------   -------   -------      ------     -------     ------  --------

Interest sensitivity gap           $(30,688)  $32,511   $13,324      $  366     $ 9,246     $5,928  $ 30,687
                                   ========   =======   =======      ======     =======     ======  ========

Cumulative difference
   between interest-earning
   assets and interest-bearing
   liabilities                     $(30,688)  $ 1,823   $15,147     $15,513     $24,759     $30,687
Cumulative difference as a
   percentage of total assets        (22.95)%    1.36%    11.33%      11.60%      18.52%      22.95%

   (1) Excludes $24,685,000 of passbook accounts and negotiable order of withdrawal (NOW) accounts.

The following table sets forth the dollar amount of all loans due or repricing after one year from June 30, 1995, which have fixed interest rates and which have floating or adjustable interest rates. (These amounts do not include $64,937,000 of balloon and one year adjustable rate mortgages).

                                 FIXED RATE  ADJUSTABLE RATE
                                -----------------------------
                                       (In Thousands)
Real estate mortgage loans         $21,578       $34,701
Other loans                        $ 2,406       $    --


In evaluating First United's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Additionally, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, certain assets, such as adjustable rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the table. Moreover, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. First United considers the anticipated effects of these various factors in implementing its interest rate risk management objectives. Management believes that continuation of its efforts to manage the rates, liquidity and interest rate sensitivity of First United's assets and liabilities is necessary to generate an acceptable return.

INTEREST RATE SPREAD

First United's pre-tax earnings depend primarily on its net interest income, the difference between the income it receives on its loan portfolio and other investments and its cost of money consisting of interest paid on deposits and borrowings. When interest-earning assets approximate or exceed interest-bearing liabilities, a positive interest rate spread will generate net interest income. Thrift institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on weighted average interest earnings assets", which is net interest income divided by weighted average interest-earnings assets.

The following table sets forth the weighted average effective interest rate earned by First United on its loan and investment portfolios, the weighted average effective cost of First United's deposits and borrowings, the interest rate spread of First United and the net yield on weighted average interest-earning assets of First United on its loan portfolio and investments for the periods and as of the dates shown. Average balances are based substantially on daily balances.


                                                                AT          YEAR ENDED JUNE 30
                                                              JUNE 30   ---------------------------
                                                               1995      1995      1994      1993
                                                            ---------------------------------------
Weighted average effective
 interest rate earned on:
  Loan portfolio                                               8.03%     7.68%     7.26%     7.84%
  Investment securities                                        6.00%     4.96%     4.08%     4.92%
  Mortgage-backed securities                                   9.28%     9.01%     8.33%     8.24%
  Other interest-earning assets                                6.73%     5.46%     3.81%     4.67%
  Total interest-earning assets                                7.97%     7.56%     7.04%     7.63%

Weighted average effective
 interest cost of:
  Customer deposits                                            5.18%     4.66%     4.43%     5.15%
  Federal Home Loan Bank advances                              6.41%     6.17%     3.63%     3.46%
  Total interest-costing liabilities                           5.36%     4.95%     4.45%     5.14%

Interest rate spread (1)                                       2.61%     2.61%     2.59%     2.49%

Net yield on weighted average interest-earnings assets (2)      N/A      2.92%     2.68%     2.52%

(1) Interest rate spread is calculated by subtracting combined weighted average effective cost from combined weighted average effective interest rate for the period or at the date indicated.

(2) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period included.

N/A No net yield figure is presented as of the report date because the computation of net yield is applicable only over a period rather than at a specific date.

RATE/VOLUME ANALYSIS

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Bank's interest income and interest expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by old volume), (2) changes in volume (change in volume multiplied by old rate), and (3) changes in rate volume (change in rate multiplied by the change in volume), which have been allocated to the change in rate and the change in volume based upon their respective percentages of the combined totals. During 1994 and 1993, the Bank capitalized $35,500 and $51,000 of interest expense, respectively, on the construction of the Shorewalk at Geist condominium project. To facilitate comparability, the resulting decrease in interest expense is not considered below.

                                                               YEAR ENDED JUNE 30,
                                                                  1992 VS. 1993
                                                            INCREASE (DECREASE) DUE TO
                                                    ---------------------------------------
                                                          RATE       VOLUME        TOTAL
                                                    ---------------------------------------
Interest income:
  Loan portfolio                                      $(1,490,801)  $ 424,774   $(1,066,027)
  Investment portfolio                                    (43,148)    (40,510)      (83,658)
  Mortgage-backed securities                               (8,727)   (227,054)     (235,781)
  Other investments                                       (61,925)   (154,267)     (216,192)
                                                    ---------------------------------------
   Total                                               (1,604,601)      2,943    (1,601,658)
Interest expense on:
  Deposits                                             (1,427,225)   (308,831)   (1,736,056)
  Borrowings                                              (11,644)     78,030        66,386
                                                    ---------------------------------------
   Total                                               (1,438,870)   (230,800)   (1,669,670)
                                                    ---------------------------------------

Net change in net interest income before provision    $  (165,732)  $ 233,744   $    68,012
  for loan losses                                   =======================================

                                                                 1993 VS. 1994
                                                          INCREASE (DECREASE) DUE TO
                                                    ---------------------------------------
                                                          RATE        VOLUME       TOTAL
                                                    ---------------------------------------
Interest income:
  Loan portfolio                                      $  (826,838)  $ 393,992   $  (432,846)
  Investment portfolio                                    (35,694)    (32,540)      (68,234)
  Mortgage-backed securities                              167,620    (199,001)      (31,381)
  Other investments                                       (40,927)     40,056          (871)
                                                    ---------------------------------------
   Total                                                 (735,839)    202,507      (533,332)
Interest expense on:
  Deposits                                               (854,678)    (17,441)     (872,119)
  Borrowings                                                4,417      90,483        94,900
   Total                                                 (850,261)     73,042      (777,219)
                                                    ---------------------------------------
Net change in net interest income before provision
  for loan losses                                     $   114,422   $ 129,465   $   243,887
                                                    =======================================

                                                                 1994 VS. 1995
                                                          INCREASE (DECREASE) DUE TO
                                                    ---------------------------------------
                                                          RATE        VOLUME        TOTAL
                                                    ---------------------------------------
Interest income:
  Loan portfolio                                      $   649,384   $ 307,298    $  956,682
  Investment portfolio                                     32,295     (40,723)       (8,428)
  Mortgage-backed securities                              (58,020)    (87,411)     (145,431)
  Other investments                                        77,847     (29,748)       48,099
                                                    ---------------------------------------
   Total                                                  701,507     149,415       850,922
Interest expense on:
  Deposits                                                865,257    (277,793)      587,464
  Borrowings                                              176,595     246,154       422,749
                                                    ---------------------------------------
   Total                                                1,041,852     (31,639)    1,010,213
                                                    ---------------------------------------
Net change in interest income before provision
 for loan losses                                      $  (340,345)  $ 181,054    $ (159,291)
                                                    =======================================

YEAR ENDED JUNE 30, 1995 COMPARED TO YEAR ENDED JUNE 30, 1994

Net Interest Income
-------------------

Interest and fees on loans increased $988,000 from that in 1994. The fluctuation was caused by a rise in the weighted average loan portfolio yield of
 .42%, and by an increase in the average daily balance of loans outstanding of $4,227,000. Interest income on investments, mortgage-backed securities, and other interest-bearing assets decreased $137,000 as a result of a .06% increase in the weighted average yield offset by a decrease in the average daily balance of $2,370,000. Total interest expense of the Bank increased $444,000 for 1995. The average daily balance of customer deposits in 1995 was $6,033,000 lower than in the prior year and the weighted average rate paid on deposits increased .52%. The results of the above fluctuations was an increase in net interest income of $407,000 from the previous year.

Provision for Loan Losses
-------------------------

The 1995 provision for loan losses of $746,000 includes an additional $500,000 to conform to Old National's loan loss provising policies. The Bank recorded charge-offs (net of recoveries) in 1995 totaling $125,000. In the prior year, the provision for loan losses was $122,000 with net charge-offs of $45,000.

Other Income
------------

Total noninterest income of the Bank increased $16,000 to $616,000 for 1995. During the current year, the Bank sold loans in the secondary market totaling $3,194,000 and realized net gains of $12,000 as compared to net gains in the prior year of $78,000. The Bank actively manages a trading account portfolio and realized net losses in 1995 of $36,000, as compared to $69,000 in the prior year, on sales from the trading account as well as a mutual fund.

Other Expense
-------------

During the fourth quarter of 1994, the Bank decided not to develop the final phase of the Shorewalk project and reduced its carrying value in the project by $2,463,000 to its estimated fair value based on an independent appraisal. In the second quarter of fiscal 1995, the Bank recorded an additional charge of $200,000 based on its internal review of the project. In the fourth quarter of fiscal 1995, the Bank charged an additional $270,000 to expense in connection with the sale of the project, on a contract basis, to a local developer. Excluding Shorewalk charges, the Bank's noninterest expense increased $1,330,000 from 1994 primarily from merger related expenses of $450,000 which are included in miscellaneous expense in 1995.

The Bank changed from a single-employer pension plan to participation in a multi-employer plan in 1994. As a result of this change in plans, the Bank was able to reduce its accrued pension liability to its estimated unfunded accrued liability which reduced other expense by approximately $152,000 in 1994. Annual pension expense and additional, merger-related, pension costs increased the Bank's pension expense by $204,000 in 1995. Increases in data processing costs over 1994 of $45,000 and an increase in occupancy expense of $106,000 due to a reduction in the value of a lease intangible asset also contributed to the change in other expenses.

YEAR ENDED JUNE 30, 1994 COMPARED TO YEAR ENDED JUNE 30, 1993

Net Interest Income
-------------------

Interest and fees on loans decreased $443,000 from that in 1993. The fluctuation was caused by a decline in the weighted average loan portfolio yield of .58% which was partially offset by an increase in the average daily balance of loans outstanding of $5,194,000. Interest income on investments, mortgage-backed securities, and other interest-bearing assets decreased $100,000 as a result of a 1.04% decrease in the weighted average yield and a decrease in the average daily balance of $1,725,000. Total interest expense of the Bank decreased $762,000 for 1994. The average daily balance of customer deposits in 1994 was $340,000 lower than in the prior year and the weighted average rate paid on deposits decreased .72%. In addition, the Bank capitalized $35,500 of interest on the Shorewalk at Geist condominium project in 1994 as compared to $51,000 in 1993. The results of the above fluctuations was an increase in net interest income of $228,000 from the previous year.

Provision for Loan Losses
-------------------------

During fiscal 1994, the Bank recorded a provision for loan losses of $122,000 and recorded charge-offs (net of recoveries) totaling $45,000. In the prior year, net charge-offs totaled $72,000 with a provision for loan losses of $90,000.

Other Income
------------

Total noninterest income of the Bank increased $17,000 to $600,000 for 1994. During the current year, the Bank sold loans in the secondary market totaling $9,802,000 and realized net gains of $78,000 as compared to net gains in the prior year of $122,000. The Bank actively manages a trading account portfolio and realized net losses in 1994 of $69,000, as compared to $101,000 in the prior year, on sales from the trading account as well as a mutual fund.

Other Expense
-------------

During the fourth quarter of fiscal 1994, the Bank decided not to develop the final phase of the Shorewalk project and reduced its carrying value in the project by $2,463,000 to its estimated fair value based on an independent appraisal. Excluding that charge, the Bank's noninterest expense increased $121,000. Also during the fourth quarter of fiscal 1994, the Bank reached an agreement with the Homeowners Association at Shorewalk for $115,500 to settle claims assessed in a previous year. This settlement was accrued and is included in miscellaneous expenses in 1994.

Prior to 1994, the Bank's defined benefit pension plan was a single-employer plan sponsored by First United. Effective July 1, 1993, the Bank elected to participate in a multi-employer plan. As a result of this change in plans, the Bank was able to reduce its accrued pension liability to its estimated unfunded accrued liability which reduced other expenses by approximately $152,000 in 1994.

The Bank's federal deposit insurance premium in 1994 was $89,000 higher than in 1993 as a result of its secondary reserve credit recapture in the prior year. The Bank also converted to a new service bureau for data processing services in 1994 which resulted in an increase in data processing costs of $36,000.

The following table sets forth, for the indicated periods, First United's return on assets, return on equity, and equity-to-assets ratio:

                                                                              YEAR ENDED JUNE 30
                                                                             1995     1994    1993
                                                                          --------------------------

Return on assets (net income divided by average total assets)               (.48%)   (.73%)   .36%
Return on equity (net income divided by average total equity)              (7.30%)  (9.16%)  4.50%
Equity-to-assets ratio (average equity divided by average total assets)     6.56%    8.01%   7.98%

LIQUIDITY AND CAPITAL RESOURCES

First United's liquidity, represented by cash and cash equivalents, is a result of its operating, investing, and financing activities. During the year ended June 30, 1995, the Bank's liquidity increased $576,000. The major sources of cash were from financing and operating activities which generated $11,106,000. Operating activities including proceeds of $3,039,000 from the sale of trading account assets provided $1,963,000 of cash and financing activities included additional Federal Home Loan Bank advances of $10,000,000. The major uses of cash during the year included an increase in total loans of $10,693,000.

Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and regulatory capital regulations, at June 30, 1995, the Bank was required to have (i) core capital equal to 3% of adjusted total assets, (ii) tangible capital equal to 1.5% of adjusted total assets, and (iii) total capital equal to 8% of risk-weighted assets. The Bank met the fully phased-in risk-based capital requirement of 8% on July 1, 1995.

The OTS has adopted an interest rate risk component to its risk-based capital requirements to be effective September 1, 1995. Under the new requirement, if a Bank's market value of portfolio equity decreases by more than two per cent of total assets from a 200 basis point change in interest rates, it is deemed to have excessive interest rate risk. In such cases, the Bank will be required to reduce its total capital by one half the amount by which the change exceeds two per cent of total assets. Based on the calculations provided by the OTS, First United would not be affected by this requirement if it were in effect as of June 30, 1995.

At June 30, 1995, the Bank exceeded all current OTS regulatory capital requirements as follows (in thousands):

Tangible capital                           $8,113    5.8% of adjusted assets
Required tangible capital                   2,094    1.5% of adjusted assets
                                          --------
Excess tangible capital                    $6,019
                                          ========

Core capital                               $8,431    6.0% of adjusted assets
Required core capital                       4,198    3.0% of adjusted assets
                                          --------
Excess core capital                        $4,233
                                          ========

Risk-based capital                         $9,294   11.4% of risk-based assets
Required risk-based capital                 6,527    8.0% of risk-based assets
                                          --------
Excess risk-based capital                  $2,767
                                          ========

IMPACT OF INFLATION

The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

The primary assets and liabilities of First United are monetary in nature. As a result, interest rates have a more significant impact on First United's performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturity structure of First United's assets and liabilities are critical to the maintenance of acceptable performance levels. For a discussion of First United's efforts to restructure its assets and to reduce its vulnerability to changes in interest rates, see "Asset/Liability Management."

The principal effect of inflation, as distinct from levels of interest rates, on the Bank's earnings is in the area of other expense. Such expense items as salaries, employee benefits and occupancy costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in dollar value of the collateral securing loans made by the Bank. First United is unable to determine the extent, if any, to which the properties securing its loans have appreciated in dollar value due to inflation.

MARKET PRICE AND DIVIDENDS

First United converted from mutual to stock form effective March 27, 1987 (the "Conversion"). First United's common stock, par value $.01 per share ("Common Stock"), is quoted on the National Association of Securities Dealers Automated Quotation system ("NASDAQ") under the symbol "FUSB".

For the past eight fiscal quarters, the high and low bid prices, as reported by NASDAQ, were as follows:

                                  THREE MONTHS ENDED
                      -------------------------------------------
                         9/30/93   12/31/93   3/31/94   6/30/94
                      -------------------------------------------
  High                   $15.75     $16.00    $14.50    $20.25
  Low                     14.75      14.50     13.75     14.00

                         9/30/94   12/31/94   3/31/95   6/30/95
                      -------------------------------------------

  High                    $27.00    $27.50    $27.50    $26.75
  Low                      19.75     26.50     26.75     26.75

Such over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. As of June 30, 1995, there were approximately 375 shareholders of record of the Bank's Common Stock.

The Bank does not have an established policy of paying regular dividends. During 1994, the Bank paid dividends of $.12 per share in March and June.

First United may adopt a policy of paying additional dividends in the future, subject to the limitations prescribed by the federal regulations discussed below, when the board of Directors of the Bank deems it to be appropriate. Adoption of such a policy will depend on First United's net earnings, financial position and capital requirements as well as economic conditions and other factors. Accordingly, no assurance can be given regarding the amount or timing of future dividend payments, if any.

The Bank may not declare or pay a cash dividend or repurchase any of its capital stock if the effect thereof would cause the net worth of the Bank to be reduced below the amount required for the liquidation account. Additionally, dividends are subject to OTS distribution regulations which limit the amount of cash dividends which may be declared by savings associations based on capital levels.

                       Consolidated Financial Statements

                        First United Savings Bank, fsb.

                      Years ended June 30, 1995 and 1994
                      with Report of Independent Auditors

                        First United Savings Bank, fsb.

                       Consolidated Financial Statements

                      Years ended June 30, 1995 and 1994



                                   CONTENTS


Report of Independent Auditors................................................ 1

Consolidated Financial Statements

Consolidated Statements of Condition.......................................... 2
Consolidated Statements of Income............................................. 3
Consolidated Statements of Stockholders' Equity............................... 4
Consolidated Statements of Cash Flows......................................... 5
Notes to Consolidated Financial Statements.................................... 6

                        Report of Independent Auditors


To the Stockholders and
 Board of Directors
First United Savings Bank


We have audited the accompanying consolidated statements of condition of First United Savings Bank, fsb. and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First United Savings Bank, fsb. and subsidiaries at June 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.




August 4, 1995

               First United Savings Bank, fsb. and Subsidiaries

                     Consolidated Statements of Condition


                                                                 JUNE 30
                                                           1995           1994
                                                    ----------------------------

ASSETS
Cash                                                  $    878,992  $    756,129
Interest bearing deposits                                5,614,245     5,161,337
Trading account assets (cost: 1995, $1,075,223;
 1994, $2,599,040)                                       1,075,223     2,596,652
Investment securities (market value:  1995,
 $1,260,748; 1994, $1,259,264) (Note 2)                  1,255,064     1,255,071
Mortgage-backed securities (market value:  1995
 $2,036,833; 1994, $2,320,984) (Note 2)                  1,922,086     2,344,502
Stock in Federal Home Loan Bank of Indianapolis          1,075,400     1,040,200
Loans receivable, net (Note 3)                         121,593,615   110,900,334
Direct investment in real estate                           900,000     1,677,944
Premises and equipment (Note 4)                          1,514,272     1,616,470
Other assets (Note 7)                                    6,210,813     6,354,997
                                                      --------------------------
                                                      $142,039,710  $133,703,636
                                                      ==========================


LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits (Note 5)                                     $112,343,290  $113,248,577
Advance payments by borrowers for taxes
 and insurance                                             351,494       667,005
Federal Home Loan Bank advances (Note 6)                19,000,000     9,000,000
Other liabilities                                        1,104,412       946,155
                                                      --------------------------
                                                       132,799,196   123,861,737
Stockholders' equity (Notes  7, 9, and 10)
 Preferred Stock, $1 par value; authorized--
  2,000,000 shares; none issued                                 --            --
 Common Stock, $.01 par value; authorized--
  5,000,000 shares; outstanding:
  1995, 545,800 shares; 1994, 542,300 shares                 5,458         5,423
 Additional paid-in capital                              4,956,189     4,907,561
 Retained earnings--substantially restricted             4,278,867     4,928,915
                                                      --------------------------
                                                         9,240,514     9,841,899
                                                      --------------------------
                                                      $142,039,710  $133,703,636
                                                      ==========================

See accompanying notes.

               First United Savings Bank, fsb. and Subsidiaries

                       Consolidated Statements of Income


                                                     YEAR ENDED JUNE 30
                                                1995         1994        1993
                                             -----------------------------------
Interest income:
 Interest and fees on loans                  $8,950,258  $ 7,962,250  $8,395,096
 Interest on investments                        150,241      158,668     226,902
 Interest on mortgage-backed securities         188,811      365,568     396,949
 Other interest income                          248,202      200,103     200,974
                                             -----------------------------------
Total interest income                         9,537,512    8,686,589   9,219,921

Interest expense:
 Interest on deposits:
  Passbook                                      493,786      528,778     436,893
  MMDA and NOW                                  640,443      702,674     783,329
  Certificates of deposit                     4,122,490    4,003,874   4,871,723
                                             -----------------------------------
                                              5,256,719    5,235,326   6,091,945
 Interest on Federal Home Loan
  Bank advances                                 601,698      178,949      84,049
                                             -----------------------------------
Total interest expense                        5,858,417    5,414,275   6,175,994
                                             -----------------------------------
Net interest income                           3,679,095    3,272,314   3,043,927
Provision for loan losses (Note 3)              745,774      121,614      89,674
                                             -----------------------------------
Net interest income after provision
 for loan losses                              2,933,321    3,150,700   2,954,253

Other income:
 Customer fees and charges                      212,230      191,514     181,485
 Loss on sale of investments and
  trading account assets                        (35,733)     (68,975)   (100,780)
 Gain on sale of loans                           12,248       77,904     121,999
 Insurance commissions                          205,234      183,605     179,653
 Increase in cash surrender value
  of life insurance policies                     41,935       40,954      42,962
 Miscellaneous                                  180,002      174,652     157,219
                                             -----------------------------------
Total other income                              615,916      599,654     582,538

Other expense:
 Salaries and employee benefits               1,447,926    1,104,905   1,228,478
 Net occupancy expense                          497,814      391,504     390,770
 Federal insurance premium                      276,177      267,574     178,500
 Data processing                                196,067      151,489     114,991
 Provision for loss on direct
  investment in real estate                     200,000    2,463,049          --
 Miscellaneous                                1,858,301    1,030,050     911,889
                                             -----------------------------------
Total other expense                           4,476,285    5,408,571   2,824,628
                                             -----------------------------------
Income (loss) before income taxes              (927,048)  (1,658,217)    712,163
Income tax expense (credit) (Note 7)           (277,000)    (657,800)    228,500
                                             -----------------------------------
Net income (loss)                            $ (650,048) $(1,000,417) $  483,663
                                             ===================================
Earnings (loss) per share                    $    (1.15) $     (1.84) $      .90
                                             ===================================

See accompanying notes.

               First United Savings Bank, fsb. and Subsidiaries

                Consolidated Statements of Stockholders' Equity


                                                                       ADDITIONAL                 UNREALIZED       TOTAL
                                                               COMMON   PAID-IN      RETAINED      LOSS ON      STOCKHOLDERS'
                                                               STOCK    CAPITAL      EARNINGS     INVESTMENTS       EQUITY
                                                               -------------------------------------------------------------
BALANCE AT JUNE 30, 1992                                       $5,391  $4,877,093  $ 5,684,280      $(43,567)    $10,523,197
Net income for 1993                                                --          --      483,663            --         483,663
Dividends on Common Stock ($.20 per share)                         --          --     (108,459)           --        (108,459)
Exercise of stock option                                           32      30,468           --            --          30,500
Net decrease in reserve for unrealized loss on investments         --          --           --        43,567          43,567
                                                               -------------------------------------------------------------
BALANCE AT JUNE 30, 1993                                        5,423   4,907,561    6,059,484            --      10,972,468
Net loss for 1994                                                  --          --   (1,000,417)           --      (1,000,417)
Dividends on Common Stock ($.24 per share)                         --          --     (130,152)           --        (130,152)
                                                               -------------------------------------------------------------
BALANCE AT JUNE 30, 1994                                        5,423   4,907,561    4,928,915            --       9,841,899
Net loss for 1995                                                  --          --     (650,048)           --        (650,048)
Exercise of stock options                                          35      48,628           --            --          48,663
                                                               -------------------------------------------------------------
BALANCE AT JUNE 30, 1995                                       $5,458  $4,956,189  $ 4,278,867      $     --     $ 9,240,514
                                                               =============================================================

See accompanying notes.

               First United Savings Bank, fsb. and Subsidiaries

                     Consolidated Statements of Cash Flows

                                                 YEAR ENDED JUNE 30
                                           1995         1994          1993
                                    --------------------------------------------

OPERATING ACTIVITIES:
 Net income (loss)                  $   (650,048)  $ (1,000,417)  $    483,663
 Adjustments to reconcile net
  income to net cash provided
  by operating activities:
   Provision for loan losses             745,774        121,614         89,674
   Provisions for loss on direct
    investment in real estate
    and investment securities            200,000      2,463,049             --
   Depreciation and amortization         366,339        110,492        227,133
   Deferred federal income taxes        (223,000)      (803,500)       160,000
   Loss on sale of investment
    securities                                --             --         62,961
   Market value adjustment of
    trading account assets                (2,388)         2,388        (26,686)
   Loss on sale of trading
    account assets                        38,121         66,587         64,505
   Purchase of trading account
    assets                            (1,553,227)   (11,628,068)   (34,548,945)
   Proceeds from sales of
    trading account assets             3,038,923     11,602,535     34,450,125
   Loans originated for sale          (3,182,072)    (9,770,341)    (5,168,992)
   Proceeds from sales of loans        3,194,320      9,802,341      5,288,992
   (Increase) decrease in other
    assets                               148,007        631,839       (127,709)
   Increase (decrease) in other
    liabilities                         (157,254)        (2,275)       168,308
                                    --------------------------------------------
Net cash provided (used) by
 operating activities                  1,963,495      1,596,244      1,123,029

INVESTING ACTIVITIES:
 Purchases of investment
  securities                                  --        (89,285)      (456,416)
 Proceeds from maturities of
  investment securities                       --         65,000          9,073
 Proceeds from sales of
  investment securities                       --         78,371      1,176,123
 Principal collected on
  mortgage-backed securities             435,576      1,523,610      2,492,338
 Purchase of stock in the
  Federal Home Loan Bank
  of Indianapolis                        (35,200)       (10,500)       (32,900)
 Principal collected on loans         28,326,497     27,258,042     25,963,650
 Loans originated or purchased       (41,468,372)   (26,532,099)   (36,444,121)
 Direct investment in real
  estate additions                       (64,125)    (1,389,700)    (1,926,867)
 Proceeds from sales of direct
  investment in real estate              500,219      1,055,394      2,780,787
 Other investing activities            1,774,306       (152,036)       467,388
                                    --------------------------------------------
Net cash provided (used) by
 investing activities                (10,531,099)     1,806,797     (5,970,945)

FINANCING ACTIVITIES:
 Net increase (decrease) in NOW,
  MMDA and passbook deposits          (8,750,390)     2,234,901      3,786,498
 Net increase (decrease) in
  certificates of deposit              7,845,103     (5,888,438)    (2,974,906)
 Borrowings under Federal
  Home Loan Bank advances             58,500,000     33,500,000     22,100,000
 Repayments of Federal Home
  Loan Bank advances                 (48,500,000)   (33,600,000)   (15,000,000)
 Proceeds from issuance of stock          48,662             --         30,500
 Cash dividends                               --       (130,152)      (108,459)
                                    --------------------------------------------
Net cash provided (used) by
 financing activities                  9,143,375     (3,883,689)     7,833,633
                                    --------------------------------------------
Increase (decrease) in cash
 and cash equivalents                    575,771       (480,648)     2,985,717

Cash and cash equivalents at
 beginning of year                     5,917,466      6,398,114      3,412,397
                                    --------------------------------------------
Cash and cash equivalents at
 end of year                        $  6,493,237   $  5,917,466   $  6,398,114
                                    ============================================

Supplemental cash flow information:
 Cash paid during the year for:
  Interest                          $  5,827,510   $  5,400,807   $  6,195,743
  Income taxes                      $     31,701   $     40,200   $     41,000

See accompanying notes.

               First United Savings Bank, fsb. and Subsidiaries

                  Notes to Consolidated Financial Statements

                                 June 30, 1995


1. SIGNIFICANT ACCOUNTING POLICIES

MERGER AGREEMENT

On September 24, 1994, First United Savings Bank entered into the Amended and Restated Agreement of Affiliation and Merger with Old National Bankcorp, Evansville, Indiana ("ONB"). It is expected that this merger will be consummated by the end of 1995.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of First United Savings Bank, fsb. ("the Bank") and its wholly owned subsidiaries, Greenmark, Inc. and Kirkwood Service Corp., Inc. All significant intercompany balances and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and interest-bearing deposits. Interest-bearing deposits are available on demand.

TRADING ACCOUNT ASSETS

Certain investments in mutual funds are held for trading purposes and are stated at market value.

INVESTMENT AND MORTGAGE-BACKED SECURITIES

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective for fiscal years beginning after December 15, 1993. Under the new rules, debt securities that the Bank has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Bank does not have the positive intent and ability to hold to maturity and all marketable equity securities are to be classified as available-for-sale or trading and carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are to be carried as a separate component of shareholders' equity. Unrealized holding gains and losses on securities classified as trading are reported in earnings.

               First United Savings Bank, fsb. and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Presently, the Bank classifies its investment and mortgage-backed securities as held-for-investment. Investment securities are stated at cost adjusted for amortization of premium and accretion of discount, both of which are computed by a method that approximates a level yield. Gains or losses on the sale of these investments are based on the adjusted cost of the specific investment. The Bank has the ability and intention to hold investment and mortgage-backed securities to maturity and, therefore, such securities are carried at amortized cost. The Bank first applied the new rules starting in the first quarter of fiscal 1995. Application of the new rules did not have an impact on stockholders' equity as of July 1, 1994.

STOCK IN FEDERAL HOME LOAN BANK OF INDIANAPOLIS

Stock in the Federal Home Loan Bank of Indianapolis is stated at cost. The amount of stock held is determined by regulation.

LOANS RECEIVABLE

The Bank primarily originates adjustable rate loans and intends to hold such loans for long-term investment. Accordingly, such loans are carried at cost. Fixed rate loans originated are generally sold. Fixed rate loans held for sale, which were immaterial at June 30, 1995, are carried at the lower of cost or market value.

The Bank has a first mortgage lien on all property on which mortgage, participation or purchased loans are made. Further, a portion of certain mortgage loan balances is insured by private or government guaranty insurance policies. Interest income is computed monthly based upon the principal amount of the loans outstanding.

REAL ESTATE OWNED AND IN JUDGMENT

Real estate owned and in judgment arises from loan foreclosure or deed in lieu of foreclosure and is recorded at the lower of cost (the unpaid balance at the date of acquisition plus foreclosure and other related costs) or fair value. Subsequent to acquisition, an allowance is recorded for any excess of carrying value over fair value minus estimated selling costs. Costs of improvements made to facilitate sale are capitalized; costs of holding the property are charged to expense.

               First United Savings Bank, fsb. and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DIRECT INVESTMENT IN REAL ESTATE

The Bank acts as developer for a condominium project (i.e. Shorewalk at Geist) in Indianapolis, Indiana which it acquired in connection with the acquisition of Fountain Federal Savings and Loan Association of Bloomington, Indiana in 1988. The Bank had an ownership interest in real estate associated with a second condominium project in Indianapolis also acquired in connection with the merger but sold this interest effective June 30, 1993. Construction and holding costs have been capitalized and revenue received has been used to reduce the Bank's basis in the projects. A valuation allowance of $625,000 was established during 1992. During the quarter ended June 30, 1994, the Bank decided not to develop the final phase of the Shorewalk project and reduced its carrying value in the project by $2,463,049 to its estimated fair value based on an independent appraisal. During the quarter ended December 31, the Bank reduced Shorewalk's carrying value by an additional $200,000. On June 30, 1995 the Bank sold Shorewalk on contract to an independent third party. The contract requires payment, in advance, on lot by lot basis as the purchaser commences development of each lot.

ALLOWANCE FOR LOAN LOSSES

An allowance for loan losses is maintained at a level management believes adequate to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on their evaluation of the related assets, past experience and current economic and market conditions.

PREMISES AND EQUIPMENT

Premises and equipment is recorded on the basis of cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets.

EARNINGS PER SHARE

Earnings per share is computed by dividing net income for the period by the weighted average number of shares outstanding.

               First United Savings Bank, fsb. and Subsidiaries

2. INVESTMENTS

Investment securities consist of the following:

                                                  JUNE 30, 1995
                                   ------------------------------------------
                                     AMORTIZED   GROSS UNREALIZED   MARKET
                                        COST      GAINS   LOSSES     VALUE
                                   ------------------------------------------
        States and municipalities    $  164,485   $5,684  $ --     $  170,169
        Mutual funds                  1,000,000       --    --      1,000,000
        Other                            90,579       --    --         90,579
                                   ------------------------------------------
                                     $1,255,064   $5,684  $ --     $1,260,748
                                   ==========================================

                                                  JUNE 30, 1994
                                   ------------------------------------------
                                     AMORTIZED   GROSS UNREALIZED   MARKET
                                     COST         GAINS   LOSSES     VALUE
                                   ------------------------------------------


        States and municipalities    $  164,492   $4,193  $ --     $  168,685
        Mutual funds                  1,000,000       --    --      1,000,000
        Other                            90,579       --    --         90,579
                                   ------------------------------------------
                                     $1,255,071   $4,193  $ --     $1,259,264
                                   ==========================================

The amortized cost and market value of investment securities at June 30, 1995, by contractual maturity, are as follows:

                                  AMORTIZED        MARKET
                                     COST           VALUE
                                  ------------------------

        Due within one year        $       --   $       --
        Due one to five years         114,485      117,034
        Due after five years           50,000       53,135
        No contractual maturity     1,090,579    1,090,579
                                  ------------------------
                                   $1,255,064   $1,260,748
                                  ========================

               First United Savings Bank, fsb. and Subsidiaries

2. INVESTMENTS (CONTINUED)

No realized gains or losses were realized during 1995 and 1994. Accrued interest receivable on investment securities totaled approximately $3,800 and $5,300 at June 30, 1995 and 1994, respectively and is included in other assets in the consolidated statements of condition.

Gross unrealized gains and losses on mortgage-backed securities at June 30, 1995, were approximately $53,000 and $200, respectively. At June 30, 1994, gross unrealized gains and losses on mortgage-backed securities were approximately $248,000 and $1,600, respectively. No mortgage-backed securities were sold during 1994. Accrued interest receivable on mortgage-backed securities totaled approximately $24,800 and $27,700 at June 30, 1995 and 1994, respectively, and is included in other assets in the consolidated statements of condition.

3. LOANS RECEIVABLE

Loans receivable consist of the following:

                                                                JUNE 30
                                                         1995            1994
                                                     ----------------------------
First mortgage loans                                 $122,047,919    $109,976,922
Loans secured by deposit accounts                         550,849         523,948
Home improvement loans                                    142,996         201,833
Education loans                                           335,089         358,826
Consumer loans                                          2,622,262       1,473,117
                                                     ----------------------------
                                                      125,699,115     112,534,646
Deduct:
    Undisbursed portion of loans in process            (2,806,253)       (973,344)
    Unamortized net loan origination fees                (436,247)       (418,661)
    Allowance for loan losses                            (863,000)       (242,000)
    Unearned discounts                                         --            (307)
                                                     ----------------------------
                                                       (4,105,500)     (1,634,312)
                                                     ----------------------------
                                                     $121,593,615    $110,900,334
                                                     ============================

               First United Savings Bank, fsb. and Subsidiaries

3. LOANS RECEIVABLE (CONTINUED)

The Bank had a loan servicing portfolio as of June 30, 1995, 1994 and 1993 of $23,260,000, $23,130,000 and $22,105,000, respectively. In 1995, the Bank sold fixed-rate loans totaling $3,182,072 resulting in a gain of $12,248.


Accrued interest on loans receivable was approximately $665,057 and $605,617 as of June 30, 1995 and 1994, respectively, and is included in other assets in the consolidated statements of condition.

As of June 30, 1995, there were outstanding commitments to originate loans of $4,551,870 of which $1,567,077 are to bear fixed interest rates. In addition, the Bank had commitments to fund customers' unused lines of credit of $2,815,839 as of June 30, 1995.

Changes in the allowance for loan losses are as follows:

                                     YEAR ENDED JUNE 30
                                 1995       1994        1993
                              --------------------------------
Balance, beginning of year    $ 242,000   $165,000    $147,500
Provision for losses            745,774    121,614      89,674
Charge-offs                    (136,981)   (48,894)    (81,821)
Recoveries                       12,207      4,280       9,647
                              --------------------------------
Balance, end of year          $ 863,000   $242,000    $165,000
                              ================================

The Bank's loan portfolio consists generally of loans to individuals and businesses located in its central Indiana marketplace.

In May 1993, the Financial Accounting Standards Board issued Statement No. 114, "Accounting by Creditors For Impairment of a Loan." The Bank plans to adopt this standard on July 1, 1995 and does not expect the adoption to have a material impact on financial position or results of operations.

               First United Savings Bank, fsb. and Subsidiaries

4. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

                                                     JUNE 30
                                               1995            1994
                                           ---------------------------
       Land                                $   398,717     $   398,717
       Office buildings                        990,074         986,972
       Furniture and equipment                 852,695         814,992
       Leasehold improvements                1,165,214       1,143,227
       Automobiles                              21,059          21,059
                                           ---------------------------
                                             3,427,759       3,364,967
       Less accumulated depreciation        (1,913,487)     (1,748,497)
                                           ---------------------------
                                           $ 1,514,272     $ 1,616,470
                                           ===========================

Depreciation expense for the years ended June 30, 1995, 1994 and 1993 was approximately $164,200, $164,700, and $144,000, respectively.


5. DEPOSITS

Deposits consist of the following:


                                                                                JUNE 30
                                                                   1995                         1994
                                                         -----------------------------------------------------
                                                                         AVERAGE                      AVERAGE
                                                                         INTEREST                     INTEREST
                        Type                                AMOUNT         RATE          AMOUNT         RATE
--------------------------------------------------------------------------------------------------------------
Passbook accounts                                        $ 12,514,041      3.10%      $ 16,551,882      3.11%
Money market deposit accounts (MMDA)                        8,421,393      3.53         10,838,593      2.83
Negotiable order of withdrawal (NOW) accounts              12,171,469      2.17         14,476,731      2.63
Certificate accounts (original term):
    12 months or less                                      29,481,237      5.69         28,846,590      3.68
    13 - 24 months                                          3,771,314      5.75          2,533,330      4.19
    25 - 36 months                                         20,758,377      6.22         11,093,176      5.12
    37 - 48 months                                          1,462,018      5.71          2,826,538      6.98
    49 months or more                                       8,970,991      7.49         10,309,036      8.17
    Individual retirement accounts                         14,650,406      6.65         15,545,388      7.06
    Discount on certificates acquired through merger          142,044                      227,313
                                                         ------------                 ------------
                                                           79,236,386                   71,381,371
                                                         ------------                 ------------
                                                         $112,343,290      5.22%      $113,248,577      4.48%
                                                         =====================================================

               First United Savings Bank, fsb. and Subsidiaries

5. DEPOSITS (CONTINUED)

The average interest rates represent the weighted average interest rate in effect at the end of the period. Accrued interest payable, which relates primarily to certificate accounts, totaled approximately $91,000 and $80,000 at June 30, 1995 and 1994, respectively, and is included in other liabilities in the consolidated statements of condition. As of June 30, 1995, the Bank held $17,344,000 of deposits of $100,000 or more.

6. FEDERAL HOME LOAN BANK ADVANCES

The Bank utilized variable rate Federal Home Loan Bank advances at various periods throughout the year. Advances outstanding as of June 30, 1995 are due in the first quarter of fiscal 1995, and the interest rate adjusts daily (6.79% at June 30, 1995). The advances are secured by approximately $32,300,000 of first mortgage loans.

In addition, the Bank has a $500,000 line of credit with the Federal Home Loan Bank of Indianapolis which is secured by first mortgage loans. As of June 30, 1995, no amounts were outstanding under this line of credit.

7. INCOME TAXES

The Bank has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts which differs from the provisions for such losses recognized in the consolidated statements of operations. Accordingly, retained earnings at June 30, 1994 includes income of approximately $3,448,000, (approximately $1,172,000 of unrecognized deferred tax liability) for which no provision for federal income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, federal income taxes will be imposed at the then applicable rates.

               First United Savings Bank, fsb. and Subsidiaries

7. INCOME TAXES (CONTINUED)

The provision for income taxes (credit) consists of the following:

                                                                 YEAR ENDED JUNE 30
                                                         1995           1994          1993
                                                      --------------------------------------
Federal:
    Current                                           $      --      $      --      $  5,000
    Current tax expense offset by utilization
      of tax operating loss carryforwards                    --        301,000            --
    Deferred                                           (223,000)      (803,500)      160,000
                                                      --------------------------------------
                                                       (223,000)      (502,500)      165,000
State                                                   (54,000)      (155,300)       63,500
                                                      --------------------------------------
                                                      $(277,000)     $(657,800)     $228,500
                                                      ======================================

A reconciliation of federal income tax expense in the statements of income with the amounts computed by applying the statutory federal income tax rate to income before federal income taxes is as follows:

                                                                     YEAR ENDED JUNE 30
                                                             1995           1994          1993
                                                          --------------------------------------
Federal income taxes computed at the
  statutory rate of 34%                                   $(315,196)     $(563,794)     $242,135
    Add (deduct) the tax effect of:
        State taxes                                          18,446         52,802       (21,590)
        Nontaxable interest                                 (11,812)       (15,718)      (24,634)
        Nontaxable purchase accounting adjustments          (32,522)       (56,612)      (32,624)
        Expiration of net operating loss carryforward            --         70,497            --
        Nondeductible merger costs                          117,037             --            --
        Other                                                 1,047         10,325         1,713
                                                          --------------------------------------
                                                             92,196         61,294       (77,135)
                                                          --------------------------------------
Federal income taxes (credit)                             $(223,000)     $(502,500)     $165,000
                                                          ======================================

               First United Savings Bank, fsb. and Subsidiaries

7. INCOME TAXES (CONTINUED)

The components of the Bank's net deferred tax asset included in other assets in the consolidated statement of condition are as follows:

                                                                          JUNE 30
                                                                      1995         1994
                                                                -----------------------------
    Deferred tax assets:
         Tax operating loss carryforwards                          $2,038,185   $  827,168
         Reserves for direct investments in real estate                    --    1,278,421
         Deferred loan fees                                           185,405      177,931
         Allowances for loan losses                                   293,420       82,280
         Deferred compensation                                        114,294       98,313
         Other                                                        122,894       32,763
                                                                --------------------------
                                                                    2,754,198    2,496,876
    Deferred tax liabilities:
         Depreciation                                                 208,030      192,860
         Cash surrender value of life insurance                       184,924      167,102
         Percentage bad debt deduction                                 13,054       13,054
         Other                                                         23,460       22,445
                                                                --------------------------
                                                                      429,468      395,461
                                                                --------------------------
                                                                   $2,324,730   $2,101,415
                                                                ==========================

The principal sources of federal deferred tax expense (credit) include:

                                                             YEAR ENDED JUNE 30
                                                       1995         1994         1993
                                                  ----------------------------------------
  Depreciation                                      $   12,136   $    4,350   $  (17,461)
  Deferred loan fees and costs                          (5,979)      (4,926)     (22,724)
  Gain (loss) on sale of investments                        --           --       62,372
  Realization of (provisions for) loss on
    direct investment in real estate and
    investment securities                            1,022,737     (827,237)     591,413
  Tax operating loss                                  (970,233)          --     (483,413)
  Provision for loan losses                           (211,140)     (26,106)      (5,950)
  Other                                                (70,521)      50,419       35,763
                                                  --------------------------------------
                                                    $ (223,000)  $ (803,500)  $  160,000
                                                  ======================================

               First United Savings Bank, fsb. and Subsidiaries

7. INCOME TAXES (CONTINUED)

The Bank obtained tax operating loss carryforwards from the acquisition of a savings institution in 1988 and recognized tax operating losses for 1993 and 1995. The remaining tax loss carryforwards at June 30, 1995 of approximately $5,286,000 expire as follows: 2002-$344,000; 2003-$598,000; 2004-$11,000; 2005-
$9,000; 2008-$1,471,000, and 2010-$2,853,000

8. EMPLOYEE BENEFIT PLANS

The Bank has a defined benefit pension plan covering substantially all of its employees. Prior to July 1, 1993, these benefits were provided under a separate plan sponsored by the Bank. Effective July 1, 1993, the Bank elected to participate in Pentegra, formerly known as the Financial Institutions Retirement Fund, a multi-employer, industry-sponsored plan. Benefits are based on years of service and the employee's compensation during employment. The Bank transferred plan assets to Pentegra and Pentegra assumed plan benefit obligations. The excess of the benefit obligations assumed by Pentegra over the fair value of the assets transferred represents an unfunded accrued liability which is to be funded by the Bank, in addition to normal service cost contributions, over a 15 year period through 2009. At June 30, 1995 and 1994, respectively, the estimated unfunded accrued liability was approximately $82,500 and $63,000.

Pension expense for 1995 was approximately $102,000. Information regarding the Bank's portion of Pentegra plan assets and accumulated plan benefits is not available. According to Pentegra, plan assets exceeded vested benefits as of July 1, 1994, the date of the most recent actuarial valuation.

In addition to providing pension benefits, the Bank adopted two supplemental benefit plans during 1987 - one for those employees who have completed ten years of service to the Bank and another for the Bank's directors. Under these plans, the participants shall receive additional retirement benefits for the ten years following retirement (generally age 65). During 1994, the Bank adopted changes to the plans thereby making them defined contribution plans. The cost of the benefit was recognized as the required contributions were made. Previously, the cost of these benefits was being recognized generally over the remaining years of service to the Bank of each participant utilizing the "projected unit credit" actuarial method. The Bank recognized expense of $67,000, $52,000 and $32,000 in 1995, 1994 and 1993, respectively.

               First United Savings Bank, fsb. and Subsidiaries

9. STOCKHOLDERS' EQUITY

In 1986, the Board of Directors adopted a Plan of Conversion to convert the Bank from a mutual to a stock institution. At the time of the conversion, a liquidation account was established in an amount equal to the Bank's net worth as reflected in the latest statement of condition used in its final conversion offering circular. The liquidation account is maintained for the benefit of eligible deposit account holders who maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation (and only in such event), each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held, before any liquidation distribution may be made to stockholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of net worth. The initial balance of the liquidation account was $5,267,293.

The Bank may not declare or pay a cash dividend or repurchase any of its capital stock if the effect thereof would cause the net worth of the Bank to be reduced below the amount required for the liquidation account. In addition, the Bank may not declare a dividend in excess of net earnings for the calendar year to date plus one-half of the amount by which regulatory capital exceeds the fully phased-in capital requirements imposed by the Office of Thrift Supervision
(OTS).

The Bank is required, pursuant to OTS regulations, to meet various minimum capital requirements. Following is a reconciliation of net worth, as determined under generally accepted accounting principles (GAAP net worth), to core capital, tangible capital and risk-based capital and a comparison of the respective capital amounts to the minimum balances, and percentages of regulatory defined assets, required by the OTS at June 30, 1995 (in thousands):

               First United Savings Bank, fsb. and Subsidiaries

9. STOCKHOLDERS' EQUITY (CONTINUED)

                                               ACTUAL        REQUIRED
                                              $       %      $      %    EXCESS
                                            -----------------------------------
GAAP net worth                              $9,241
Less non-qualifying deferred tax asset         810
                                            ------
Core capital                                 8,431   6.0%  $4,198  3.0%  $4,233
                                                  =============================
Less intangibles                               318
                                            ------
Tangible capital                            $8,113   5.8%  $2,094  1.5%  $6,019
                                            ===================================


Core capital                                $8,431
Unallocated reserves                           863
Less 60% of equity risk investment              --
                                            -----------------------------------
Risk-based capital                          $9,294  11.4%  $6,527  8.0%  $2,767
                                            ===================================

10. STOCK COMPENSATION PLANS

The Board of Directors of the Bank adopted a stock option plan in connection with the conversion in 1986 from a mutual to a stock institution. Effective with the stock conversion, the Board of Directors granted to key officers and directors options to purchase 21,500 shares of Common Stock at the conversion price of $10 per share. Options granted have terms of ten years (12,000 shares) and ten years and one day (9,500 shares) and are exercisable six months after the date of grant. The plan also provides for each outside director to receive an additional option to purchase 200 shares of common stock each year at the date of the annual meeting.

               First United Savings Bank, fsb. and Subsidiaries

10. STOCK COMPENSATION PLANS (CONTINUED)

Options outstanding are summarized as follows:

                                             1995     1994    1993
                                            -----------------------
Options outstanding at beginning of year    39,900   25,100  24,900
New options granted                             --   14,800   3,600
Options exercised                           (3,450)      --  (3,200)
Options terminated due to retirement            --       --    (200)
                                            -----------------------
Options outstanding at end of year          36,450   39,900  25,100
                                            =======================

As of June 30, 1995, total shares which may be purchased under the plans equals 36,450 with option prices ranging from $5.50 to $16.00.

The Bank also has an Employee Stock Ownership Plan in which substantially all employees participate. Contributions to this plan are in amounts determined by the Bank's Board of Directors and were $34,000, $42,000 and $32,000 for the fiscal years ended June 30, 1995, 1994 and 1993, respectively.

Capital stock reserved for issuance under the above stock plans totaled 79,000 shares at June 30, 1995.

11. LEASES

The Bank leases certain properties used in its operation, including main office space in Bloomington. The approximate minimum rental commitments for operating leases, including a renegotiated lease effective July 1, 1995, are as follows:


              FOR THE YEAR ENDED JUNE 30
--------------------------------------------------------------
1996                                                $  119,572
1997                                                   116,122
1998                                                   106,522
1999                                                   104,872
2000 and thereafter                                  1,782,584
                                                    ----------
                                                    $2,229,672
                                                    ==========

               First United Savings Bank, fsb. and Subsidiaries

12. LOANS TO RELATED PARTIES

Certain directors and officers of the Bank were loan customers in the ordinary course of business during 1995 and 1994. The aggregate dollar amount of these loans was $449,000 and $547,000 on June 30, 1995 and 1994, respectively. During 1995, $22,000 of new loans were made and repayments totaled $120,000. All of the loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties.

During 1991, the Bank received a grant from the Federal Home Loan Bank of Indianapolis, under the Affordable Housing Program, to be used to support below market financing for twenty rental units to be developed for low-income and/or disabled families. The Bank originated $415,000 and $85,000 in loans during 1995 and 1994, respectively, to Opportunity Housing, Inc. of Putnam County, a not-for-profit agency that builds and rents such low-income housing. The proceeds from the grant are being used to subsidize loans granted to the agency. Certain officers of the Bank are also directors of Opportunity Housing, Inc.

13. LITIGATION

The Bank is subject to certain legal proceedings and claims which have arisen in connection with a customer's investment held by the Bank. The liability, if any, associated with these matters is not determinable at June 30, 1995. It is the opinion of management that the ultimate resolution of these matters will not have a materially adverse effect on the Bank's financial position.

20